P.E. 2/1/02

1003467






FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002



Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated February 4, 2002, announcing Pechiney's acquisition of the German company Alufin GmbH Tabularoxid.



# Pechiney develops its Specialty Alumina Business in Europe

Paris, February 4, 2002 - Pechiney (NYSE: PY) has announced its acquisition of the German company Alufin GmbH Tabularoxid.

The company is specialized in the production of tabular alumina, which is mainly used in high-performance refractories. It was founded in 1992 by Dieter P. Schlayer and employs over 40 people in its Teutschenthal plant near Leipzig (Germany). In 2000, it achieved sales of approximately €10 million. Its annual production capacity is currently 18,000 metric tons, with the potential to double in the short term.

"This acquisition is in line with our strategy of development in specialty alumina markets, for which we are a front-rank European player through the product range of our Gardanne plant in southern France," stated Bruno Poux-Guillaume, Vice-President, Bauxite-Alumina. "In the fast-growing sector of monolithic refractories, the pooling of Alufin and Pechiney's know-how will enable us to offer expertise and innovation capability that meet our customers' needs even more fully."

The specialty aluminas marketed by Pechiney under the Altech® brand are intended for a wide range of industries, the main sectors being refractories, ceramics, floor tiles, enamels and polishing. Gardanne's Altech® business achieved sales of €100 million in 2000. Its specialty alumina sales volumes have grown 14% per annum over the past three years.


**Investor Relations Contacts:**

| | |
|---|---|
| Charles L. Ranunkel | Tel: 33 1 56 28 25 07 |
| Catherine Paupelin | Tel: 33 1 56 28 25 08 |
| Jérôme Gaudry | Tel: 33 1 56 28 25 23 |
| | Fax 33 1 56 28 33 38 |

**PECHINEY**
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-eam@pechiney.com
Internet: http://www.pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2002

PECHINEY

By: /s/ OLIVIER MALLET
Name: Olivier MALLET
Title: Chief Financial Officer